SECRETARY’S CERTIFICATE

Prime Acquisition Corp.

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

We, Codan Trust Company (Cayman) Limited, Secretary of Prime Acquisition Corp. (the “Company”) DO HEREBY CERTIFY that the following is an extract of a resolution passed at the Extraordinary General Meeting of the Company on [•], and that such resolution has not been modified.

SPECIAL RESOLUTION

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The proposed resolution stated in the Notice was to approve an amendment to the Articles.

IT WAS RESOLVED BY SHAREHOLDERS PRESENT representing 80% of all the issued shares of the Company THAT Article 156(4) of the Articles be amended by deleting the first sentence of the Article in its entirety and replacing it with the following:

“(4)                 In the event that the Company does not consummate a Business Combination by September 30, 2013 (the “Termination Date”), the Company shall be voluntarily wound up and cease except for the purposes of winding up the Company’s affairs and liquidating and the Directors shall take all such action necessary to dissolve and liquidate the Company and designate and appoint a liquidator as promptly as practicable.””

For and on behalf of

Codan Trust Company (Cayman) Limited

Secretary

Dated this [•] day of [•]